Exhibit 99.1

  Origin Agritech Limited Receives Grants from Chinese Government to
        Build New Seed Production Facility Outside of Beijing

    BEIJING--(BUSINESS WIRE)--March 28, 2007--Origin Agritech Limited (NASDAQ: SEED) ("Origin"), a vertically-integrated supplier of hybrid crop seeds, today announced plans to construct a new hybrid seed production facility in the suburbs of Beijing (Daxing District). Origin received grants totaling RMB 8.4 million (US $1.08 million) from the Ministry of Agriculture and Beijing government to establish this new facility, which is expected to be completed by the end of 2007.

    Dr. Gengchen Han, Chairman and Chief Executive Officer of Origin, commented, "One of Origin's primary strengths is a vertically-integrated business model, and our ability to control quality at all levels. This state-of-the-art Daxing facility will add capacity to our existing conditioning plant in the region, and complement our distribution and breeding operations in this territory. It will also allow Origin to meet the growing demand for hybrid seeds in central China. The Daxing facility also represents continued joint support of Origin by government entities such as the National Ministry of Agriculture and local Beijing province officials. We remain committed to delivering the most advanced products and specialized customer service to the Chinese farming community, and maintaining our leading position in the local agriculture industry."

    ABOUT ORIGIN

    Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently in the market.

    FORWARD LOOKING STATEMENTS

    This release contains forward-looking statements. These statements include, without limitation, statements regarding our expectations, assumptions, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

    CONTACT: Origin Agritech Limited
             Jeff Wang, 0086-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608